C.A.S. Handmade Inc.
BUSINESS PLAN

November 2017

Cara DesJardins

President/Owner

C.A.S. Handmade Inc.

15 Washington Street

Hudson, MA 01749

5083048440

casmade22@gmail.com

http://www.cas-handmade.com/

I. Executive Summary

Business Overview

C.A.S. Handmade Inc. established in 2013, and becoming incorporated in 2014.
Now in our third full season, C.A.S. has evolved from sewing in our basement to a 2400 square foot studio store in Hudson, Mass. This year we are now carried in over 100 stores nationally, and carry 32 American made Artists in our store that is above our working studio where each handbag is made start to finish. We have 4 main sources of income – Wholesale – Retail operation/ store - Online store – Retail trade shows. We have all ready reached last years total sales of 205k and are currently at 290k with 49k in open purchase orders, and the busiest season approaching. We grew over 200% in one year and it has financially taken a toll on us. This $50,000 we are raising with Growth fountain is the first step to a very well thought out plan for 2018, which we will look to obtain a 10-20% growth. Our biggest hurdle is capital, and with such growth this year, this $50,000 in funds we are raising will put us in a great financial position to be profitable for 2018. We have become a strong part of the Hudson community and we offer something no body else does, American made products made on site. This equity sale plays a huge part in our continued efforts of becoming a profitable business and providing more jobs, and supporting a woman owned business that was started from the ground up by Cara DesJardins.

Products / Services offered:

Success Factors

C.A.S. Handmade Inc. is uniquely qualified to succeed due to the following reasons :

- Products and/or Services: Our Products and/or Services are superior to our competitors because: Each bag is designed by Cara DesJardins, and made on site in Hudson, MA by Cara and her team of trained craftsmen and women. What makes us special is we create and manufacture all of our bags with the highest quality materials and we guarantee our bags for the life of the bag. We have built our brand up over the past three years to national recognition. We have been featured in many national magazines, blogs, Articles, fashion shows, and in 2014 we were a Martha Stewart finalist.
- Location: Our location allows us to better serve customers because: We have our retail store and wholesale operation right at the rotary in hudson and across the street from the hottest restaurants in central MA. We are in a town that is exploding and were recruited to come to hudson and it has worked out to be a brilliant move for us. We have the destination, and the room to grow in our studio.

- Operational Systems: We have developed systems that enable us to provide high quality products/services at a lower cost. These systems include: Over this year we have invested a lot of money in our operational piece, along with building our brand.. This is one of the main reasons for our request of funds. We expanded from a 1,000 square foot studio to a 2400 square foot studio store. We know have two separate entities with our production and retail. We also have hired up and now have 4 seamstress's, and one part time seamstress. We spent money on new machines, and our biggest asset is the dye cutting machine we purchased. We just used funds to purchase the dyes for our top four bags. This will speed up our cutting 10x. We have been hand cutting everything and now with this cutting machine and our dyes we are able to produce our bags faster, more professional cuts, and less waste.

- Customers: We are already serving key customers which our competitors are not. These customers include: We service a very wide range of customers. For retail we attract many different clientele because we have affordable american made art not found anywhere else. We have many different price points and great gifts. We also have our online presence which has been built up by our subscriber list of over 1000 customers. We do many retail shows and now on our third and fourth year at these shows we have many return customers along with new customers. Our wholesale clientele is right where it needs to be. We invested a lot of money in attending the top shows in the country and we have a very strong and loyal customer base all the way around.

- Successes achieved to date: We have already accomplished the following which positions us for future success: Our biggest success is the fact that we have grown so fast. We surpassed last years total sales on August 28th this year and are targeted for 400k this year. We look to take that momentum and shift our focus from top line heavy to focusing on bottom line for 2018 (please see CFA). We have built the brand to where it needs to be, we have the tools, the team, and knowledge to cut expenses and maintain a steady 10-20% growth for next year.

II. Company Overview

Below is a snapshot of C.A.S. Handmade Inc. since its inception:

- Date of formation: 11-28-2014
- Is your business already in operation? Yes
- Legal Structure: S Corporation
- Prior funding rounds were received (include amount and date): We secured a $75,000k SBA loan in Jan 2015, we owe $39,000, and plan to pay off this loan when we secure this loan and line of credit. We also had a family and friends buy in Jan 2016 raising $150,000 to help us invest in our new store, equipment and do the amount of shows we needed to do this year to build our brand.
- Products and services were launched (include product/service names and dates launched): We Just Launched our fall line in August in NY. We launch two lines a year. January for Spring/Summer and August for Fall/Winter
- Revenue generated last month: Total Revenue for Sept was $31,645 Total Revenue for August was $38,522 Total Revenue YTD is $291,917 Total Revenue for 2016 $205,377
- Key customer contracts were secured (include names and dates): Olive and Cocoa - Feb 2017 Princeton Museum - Feb 2017 Smithsonian - August 2017 Aramark - Feb 2017 And over 100 more accounts we serve Nationally
- Key employees were hired (include names and dates): April Totten - Seamstress - 3/15 Laurie Lynch - Store manager - 6/16 Rufus Dixon - Production manager -2/17 Jennifer Clark - Apprentice - 7/17 Trina Raith - Sales associate - 7/17 Jeff Soter - Cutter - 7/17 Anna Scalera - Private contractor seamstress - 2/16 Nico Santos - Rep - 2/17 Lady primrose - Rep group for south - 6/17

III. Industry Analysis

Market Overview

This section not yet completed. Please work on it now in order to complete your business plan.

IV. Customer Analysis

Below is a description of who our target customers are, and their core needs.

Target Customers

Below is a profile of our target customers:

- Age: 30 plus
- Income: blue collar to white collar we have something for everyone.
- Gender: Female
- Location: Hudson, Ma, and Nationally.
- Values/Beliefs: Our customers like to shop local and American made is very important to them.
- Business Size: We are carried in small boutiques to large museums, and stores with multiple locations.

Customer Needs

Below is a profile of the needs that our target customers have:

- Quality: High quality Leather, hardware, and materials at a reasonable price.
- Location: Hudson, Ma - American Made
- Reliability: We guarantee our bags, doing any repairs for free
- Price: We offer a wide range of price points all being affordable.
- Value: We offer a lot of bag for your money. Customers love our bags because they know they are getting something professionally made in the USA with high quality products and a great price.
- Customer Service: We have the highest customer service team you could ask for. Jason handles our customer service and has built our brand and customer loyalty to a new level.
- Convenience: Located online, retail shows, 100 locations nationally and our own store in Hudson, MA
- Ease of Use: Our online store also features products sold in our store from amazing artists.
- Other: Made in america!!

V. Competitive Analysis

The following is an overview of C.A.S. Handmade Inc.'s competitors.

Direct Competitors

The following companies are our direct competitors.

Indirect Competitors

The following companies are our indirect competitors.

Competitive Advantages

C.A.S. Handmade Inc. is positioned to outperform competitors for the following reasons:

- Products and/or Services: Our Products and/or Services are superior to our competitors because: We do not have a direct competitor, There are many stores that carry handmade products, and several bag makers as talented as Cara in the US. In fact we are friends with several other leather workers in the US. What makes us different is we have a studio store where customers can see bags being made, and products that we carry are unique non commercial products from artists that are direct friends of ours that do not usually do wholesale. We carry products no one else does.

VI. Marketing Plan

Our marketing plan, included below, details our products and/or services, pricing, promotions plans and distribution strategy.

Products, Services & Pricing

- **Product/Service #1 Name: Handmade Leather bags**
  - o Product/Service benefits: Made from full grain leather in Hudson, Ma
  - o Product/Service Price: Retail prices range from 30-385, we also carry 32 American made Artists with Price points from $5.00 to $500.
- **Product/Service #2 Name: 2017 Fall winter Line**
  - o Product/Service benefits: 9 styles, with 7 colors hand picked by Designer Cara DesJardins
  - o Product/Service Price: Range from retail $60-$399 / Wholesale $30 - $185

Promotions Plan

C.A.S. Handmade Inc. will use the following tactics to attract new customers:

- Email Marketing: We do monthly specials for Wholesale and Retail.
- Event Marketing: We hold 3-4 major events at our store.
- Gift Certificates: We have discounts to local business, military, and carry gift certificates.
- Networking: We belong to two Chambers, and the Worcester women's business association.
- Newsletters: Frequent mail chimps
- Newspaper/Magazine/Journal ads: We have been featured in many magazines and news papers.
- Online Marketing: We use social media weekly
- Trade Shows: We attend 28 plus shows a year.

Distribution Plan

Customers can buy from us via the following methods :

- Retail location: Our retail location is one of the best spots in Hudson, MA. We are located in the newly renovated original post office. We maintain great foot traffic in a affluent area.

- Company website: CAS-HANDMADE.COM. Our web sales are increasing dramatically, we use special promotions for our mailing list only folks which drives business in hours with some of our promotions. We have a very updated and professional website.
- Other retailers and/or websites: We are carried in over 100 retailers in the US and Canada, including several online stores.
- Partners: C.A.S. is proud to have our west coast rep Nico Santos, who focuses on more corporate business for us. We are also in a show room in the Dallas world trade center with Lady Primrose. Lady Primrose has 5 reps that cover TX, LA, MS, MO, KS, and AR.

VII. Operations Plan

Our Operations Plan details:

1. The key day-to-day processes that our business performs to serve our customers
2. The key business milestones that our company expects to accomplish as we grow

Key Operational Processes

The key day-to-day processes that our business performs to serve our customers are as follows:

- Product Development: Cara DesJardins - Does all productive development. With the addition of our team of stitchers this year, Cara is able to dedicate her time for product development for upcoming season.
- Sales: Sales: Are handled directly by Jason DesJardins. Jason oversees the retail operation with his store manager Laurie Lynch. Jason attends all Wholesale and Retail shows promoting the brand and sales. Jason is also responsible for all wholesale accounts handling 70% of them himself and works with two rep teams. Niko Santos handles corporate and west coast accounts. Lady Primrose and her team handles the south.
- Marketing: We keep our marketing in house with social media, and small ads in industry magazines. We look to hire a marketing person for 2019. This is not in budget for 2018.
- Finance: Working with North Central Development to secure a $50,000 loan to consolidate debt, pay off SBA loan, and secure a $25,000 line of credit for 2018.
- Customer Service: Our Customer service is top notch with Jason DesJardins handling customer service with over 20 years of experience with Whole foods Market, arguably one of the best customer service companies in the USA.
- Manufacturing: We now have the equipment, staff, and facility to operate in volume. Our goal is to break $500,000 for 2018. We have developed systems, invested a lot of money and time and we are now in a position to maintain the growth we had in 2017 while moving into 2018 with a complete plan. To complete this plan this $50,000 loan is extremely important to help continue the growth and all the hard work we did in 2017 to build our brand.
- Accounting/Payroll: Accounting and Payroll is handled by Jason Desjardins and Quickbooks online with Intuit as our payroll provider. Our CPA is Ron Ledger from Leominster, MA. Jason works with Ron through the year regarding any issues or questions.
- Human Resources: Jason DesJardins brings years of HR experience with him to the team. Handling all HR issues.
- Legal: Tom Gustafson is our Lawyer out of Lunenburg, MA

- Purchasing: Production purchasing (Raw materials) is done by Cara DesJardins and her production manager Rufus Dixon. Retail store purchasing is done by Jason DesJardins. Jason was the regional cheese, beer, and wine for 4 years with Whole Foods. Jason scouts out artistic talent at the shows he attends, allowing us to have only the best artists from around the country and products that are not found locally, giving us the competitive edge over anyone else in our area.

Milestones

The key business milestones that our company expects to accomplish as we grow include the following:

- **1. To Be Completed By : 2017-12-01**
  - Accomplishment #1: Obtain $50,000 In equity sale for working capitial
  - Accomplishment #2: use working capital for 2018 preparation
  - Accomplishment #3: obtain a line of credit of $25,000 for back up for 2018.
- **2. To Be Completed By : 2017-12-31**
  - Accomplishment #1: Top line sales of $400,000
  - Accomplishment #2: Bottom line sales: With the amount of money we invested this year and building our brand, and customer base we will show a loss for 2017. Our goal is to have our loss under $15,000.
- **3. To Be Completed By : 2018-12-31**
  - Accomplishment #1: Top Line sales of $500,000
  - Accomplishment #2: Bottom line profitability of $50,000 plus.
  - Accomplishment #3: Create 4-5 more jobs for the hudson community, and expanding our current selection of Artist's that we carry from 32 to 50 Artist's in our retail store.
- **4. To Be Completed By : 2019-09-01**
  - Accomplishment #1: Early 2019 start scouting a second retail store site
  - Accomplishment #2: Middle of 2019 secure funding for second location
  - Accomplishment #3: Early fall 2019 open second retail location with space for additional production.

VIII. Management Team

Our management team has the experience and expertise to successfully execute on our business plan.

Management Team Members

- **Name : Cara DesJardins**
  - o Title: Owner/ President / Designer
  - o Background: Fashion Design
- **Name : Jason DesJardins**
  - o Title: Sales
  - o Background: Retail and business management
- **Name : April Totten**
  - o Title: Seamstress
  - o Background: Farming and Sewing
- **Name : Rufus Dixon**
  - o Title: Production Manager
  - o Background: Fashion Design
- **Name : Jeff Soter**
  - o Title: Leather Cutter
  - o Background: Retail
- **Name : Laurie Lynch**
  - o Title: Store Manager
  - o Background: Retail
- **Name : Jennifer Clarke**
  - o Title: Seamstress
  - o Background: Fashion degree
- **Name : Trina Raith**
  - o Title: Sales associate
  - o Background: retail
- **Name : Anna Scalera**
  - o Title: Seamstress
  - o Background: Sewing and teaching

Management Team Gaps

- Title/Role: Marketing Manager
- Key Functional Areas Covered: Marketing and promotion of our company

- Qualities of the individual who will be sought to fill this role: High experience with American made product, and Marketing

- Title/Role: Book Keeper
- Key Functional Areas Covered: Daily book keeping and accounting to take off Jason's duties so he can focus on sales.
- Qualities of the individual who will be sought to fill this role: Laurie our store manager will be taking over these duties in 2018 after she returns from medical leave and is trained on quickbooks. This will be part of her duties as store manager. Laurie was Jason's assistant for four years at Lowes Home Improvement while Jason was the Store operation manager of a 39 million dollar store. There is much trust between this duo and with Laurie knowing what Jason wants, and there is tremendous respect and loyalty between Laurie and Jason.

Board Members

- **Name : Cara DesJardins**
  - o Past positions, successes and/or unique qualities: President/owner of all voting shares of C.A.S. Handade

IX. Financial Plan

Revenue Model

C.A.S. Handmade Inc. generates revenues via the following:

- Sales of products/services: We have 4 major sources of income. 1. Retail store 2. Wholesale sales 3. Retail shows 4. Website sales

Financial Highlights

- Year 1 Revenues: $41,000
- Year 1 Net Income: $-11,000

- Year 2 Revenues: $93,000
- Year 2 Net Income: $-54,000

- Year 3 Revenues: $205,377
- Year 3 Net Income: $-31,673

- Year 4 Revenues: $2017 estimated - $405,000
- Year 4 Net Income: $2017 estimated -15,000

- Year 5 Revenues: $2018 estimated - 561,150
- Year 5 Net Income: $2018 estimated - 121,279

Funding Requirements/Use of Funds

To successfully execute on our business plan, we require $50,000 in outside funding.

The primary uses of this funding include:

- Other is defined as: Funding from growth fountain will allow us to retain this wonderful growth we had in 2017 and prepare for 2018 with materials, show fees, equipment, and hiring.

Exit Strategy

We expect that investors will be able to cash out on their investment in our company via Acquisition.

We expect to achieve this goal by 2020.